SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d–1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d–2(a)
(Amendment No. 7 )

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502100-10-0	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		330,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		330,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 502100-10-0	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 502100-10-0	Page 4 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 502100-10-0	Page 5 of 6
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 7 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne, relating to shares of common stock, par value $1.00 per share, of LNB Bancorp, Inc., an Ohio corporation (“LNB”).
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On April 18, 2008, Mr. Osborne, Mr. Calabrese and AMG entered into an agreement with LNB to settle the contested election of directors and related proposals at LNB’s 2008 annual meeting of shareholders scheduled to be held on May 20, 2008. Under the terms of the settlement agreement, Mr. Osborne and Mr. Calabrese agreed to withdraw the proposals submitted for consideration at the annual meeting by Shareholders for a Better Bank, a committee comprised of Mr. Osborne and Mr. Calabrese (the “Committee”), dismiss all of their claims in the pending lawsuit against LNB and comply with certain “standstill” restrictions with respect to LNB for a period of 18 months.
     LNB agreed to expand its board of directors to fifteen members and the board approved the addition of the Committee’s designees, Daniel G. Merkel, a former regional president of Republic Bancorp, Inc., and Thomas P. Perciak, the former chief executive officer of Emerald Financial Corp., the parent company of Strongsville Savings Bank, and the current mayor of Strongsville, Ohio, to the board on April 22, 2008. Mr. Osborne and Mr. Calabrese believe this settlement is in the best interests of LNB’s shareholders and that the extensive experience of Mr. Merkel and Mr. Perciak will add significant value to LNB’s board.
     LNB, the Committee and AMG also agreed to the objective to reduce the size of LNB’s board to twelve directors through normal retirement as required by LNB’s corporate governance guidelines.
     The settlement agreement and a copy of the press release announcing the settlement agreement are filed as Exhibits 7.1 and 7.2, respectively, to this Schedule 13D.
Item 7. Material to be Filed as Exhibits.

7.1	Settlement Agreement between Richard M. Osborne, Steven A. Calabrese, AMG Investments, LLC and LNB Bancorp, Inc. dated April 18, 2008 (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K of LNB Bancorp Inc. dated April 18, 2008)

7.2	Press Release announcing Settlement Agreement (incorporated by reference to exhibit 99.1 to the Current Report on Form 8-K of LNB Bancorp, Inc. dated April 18, 2008)

7.3	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 24, 2008

AMG Investments, LLC
/s/ Richard M. Osborne
By: Richard M. Osborne
Its: Managing Member

/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Settlement Agreement between Richard M. Osborne, Steven A. Calabrese, AMG Investments, LLC and LNB Bancorp, Inc. dated April 18, 2008 (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K of LNB Bancorp, Inc. dated April 18, 2008)

7.2	Press Release announcing Settlement Agreement (incorporated by reference to exhibit 99.1 to the Current Report on Form 8-K of LNB Bancorp, Inc. dated April 18, 2008)

7.3	Joint Filing Agreement